April 16, 2015

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.

Form 6-K furnished November 10, 2014

File No. 001-33692

Dear Mr. Krikorian:

This letter is in further response to the comment letter, dated February 5, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the proxy statement (the “Proxy Statement”) of China Digital TV Holding Co., Ltd. (the “Company”) furnished on Form 6-K with the SEC on November 10, 2014, as well as the Staff’s follow-up verbal comments of April 11, 2015.

For your convenience, the Company has included the Staff’s follow-up verbal comments below in italicized form and keyed its responses accordingly. The Company is submitting a copy of this letter via EDGAR as a “supplemental response” to its prior response letter dated March 18, 2015.

Form 6-K furnished November 10, 2014

Exhibit 99-2, Proxy Statement

1.	In your response letter dated March 18, 2015, you stated that “[b]ased on the combined shareholder vote of 44% held by the Company and Cinda Investment and the shareholder structure subsequent to the Restructuring, the Company believes it is highly probable that their nomination of the two board members [to the board of directors of Tongda Venture Capital Co., Ltd., or Tongda Venture,] will be approved.” Please state the shareholder voting threshold requirement for the appointment of directors to the board of Tongda Venture.

The Company respectfully advises the Staff that, pursuant to the Articles of Association of Tongda Venture currently in effect, the appointment of board directors requires at least 50% of the shares represented at the relevant shareholder meeting. Neither Tongda Venture’s Articles of Association nor the Company Law of the People’s Republic of China has a quorum requirement.

2.	Please clarify the factors that the Company has considered in concluding that it is highly probable that it and Cinda Investment will obtain the incremental shareholder votes required to approve the nomination of two board members to the board of directors of Tongda Ventures.

The Company has concluded that it is highly probable that the nomination of its two board members will be approved by at least 50% of the shares represented at future shareholder meetings based on (i) the historical shareholder attendance at Tongda Venture shareholder meetings and (ii) the Company and Cinda Investment’s combined shareholding following the transaction. According to the stock exchange announcements issued by Tongda Ventures, in 2012, 2013 and 2014, eleven, seven and five shareholders and proxies attended Tongda Venture’s annual general meeting, respectively, representing in aggregate approximately 40.7%, 40.7% and 40.9% of the issued and outstanding voting shares of Tongda Venture, respectively. Based on these historical attendance figures and the Company and Cinda Investment’s combined shareholding following the transaction, the Company does not expect that shareholder attendance at Tongda Venture’s shareholder meetings will change significantly in the foreseeable future. In order for such nominations to be rejected, it would require an attendance rate of at least 88% and that all shareholders present (other than the Company and Cinda Investment) vote against such nominations, which the Company considers highly unlikely. Accordingly, the Company believes that it is highly probable that it and Cinda Investment’s combined shareholder vote of 44% of the issued and outstanding voting shares will constitute at least 50% of the shares that are actually represented at future shareholder meetings and that they will cause the nomination of the two board members to be approved.

* * *

Thank you again for your time and kind attention to this matter. Please feel free to contact Mr. Liu Fang of Clifford Chance (tel: +852-2825-8919; fax: +852-2825-8800; email: fang.liu@cliffordchance.com), or the undersigned (tel: +8610-6297-1199 x 6127; e-mail: yueqian@novel-supertv.com), with any questions you may have.

Very truly yours,

/s/ Qian Yue
Qian Yue
Acting Chief Financial Officer

cc:	Ms. Laura Veator

(Securities and Exchange Commission)

Liu Fang, Esq.

(Clifford Chance)

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